[Cooley Godward LLP Letterhead]

March 2, 2005

Via Edgar and Federal Express

Mr. Jeffrey Riedler, Esq.
Ms. Song Brandon, Esq.
Mr. John Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3-09
Washington, D.C. 20549

Re:	XenoPort, Inc.
Registration Statement on Form S-1
SEC File No. 333-122156

Ladies and Gentlemen:

     On behalf of XenoPort, Inc. (“XenoPort”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-122156 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2005.

     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated February 16, 2005, with respect to the Registration Statement comments. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Form S-1

Comments Applicable to the Entire Prospectus

1.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

XenoPort acknowledges the Staff’s comment.

2.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

March 2, 2005
Page Two

XenoPort acknowledges the Staff’s comment.

3.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

XenoPort advises the Staff that there will be no graphics, visuals or photographic information included in the prospectus except as currently included in the Business section in the prospectus.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

XenoPort acknowledges the Staff’s comment.

Prospectus Summary, page 1

Overview, page 1

5.	As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy in this Overview section.

In response to the Staff’s comment, XenoPort has added disclosure as the first bullet point of the “Risks Related to Our Business” section of the prospectus summary on page 3 of the prospectus. XenoPort believes that it is most appropriate to present a summary of the risks related to its business in one location in the prospectus summary.

Our Product Candidates, page 1

6.	We note your disclosure in this section relating to clinical studies related to your XP13512 product. These types of disclosures are too detailed for proper inclusion in the summary. Instead, the disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please remove all of your disclosure on the results of your clinical studies from this section.

In response to the Staff’s comment, XenoPort has deleted the discussion of the Phase 1 clinical trial results of XP13512 from the prospectus summary and has balanced the discussion of the trial results by adding disclosure on page 2 of the prospectus to clarify that the cited results are not necessarily indicative of future results and that the filing of an application for regulatory

March 2, 2005
Page Three

approval may not result in such approval. In accordance with Item 503(a) of Regulation S-K and the instruction thereto, XenoPort believes that the summary of XenoPort’s business included in the prospectus summary provides a brief overview of key aspects of the offering, identifies those aspects of the offering that are most significant and is presented in clear language. XenoPort respectfully submits that clinical trial results observed to date are among the most significant information that a potential investor should consider and, thus, that the inclusion of a balanced, clear presentation of the cited trial results, together with XenoPort’s assessment of the significance of the cited trial results, is very useful to a potential investor.

7.	Please define the terms “restless legs syndrome” and “post-herpetic neuralgia” the first time the terms are used.

In response to the Staff’s comment, XenoPort has defined the terms “restless legs syndrome” and “post-herpetic neuralgia” the first time the terms are used on page 1 of the prospectus.

8.	Please provide us with an annotated copy of third-party documentation supporting the following statements:

•	“For the 12 months ended August 31, 2004, there were approximately 2.3 million prescriptions written for baclofen in the United States.”

•	“Approximately $10 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms.”

•	“The prevalence of spasticity due to multiple sclerosis, stroke and cerebal palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, respectively.”

•	“In 2002, more than 74 million people in the United States and six other major pharmaceutical markets, collectively, were afflicted by migraine, resulting in an approximately $2.9 billion commercial market.”

•	“In 2002, global sales of anti-nausea drugs were approximately $1.8 billion.”

In response to the Staff’s comment, we, on behalf of XenoPort, provided marked copies of the requested supplemental materials with our letter to Ms. Brandon dated February 18, 2005. Please note that the sentence, “In 2002, more than 74 million people in the United States and six other major pharmaceutical markets, collectively, were afflicted by migraine, resulting in an approximately $2.9 billion commercial market” has been revised to read as follows: “Datamonitor projected that, in 2002, more than 81 million people in the United States and six other major pharmaceutical markets, collectively, were afflicted by migraine, resulting in an approximately $2.5 billion commercial market.” We have included the third-party documentation supporting the revised statement in the materials provided to Ms. Brandon with our letter dated February 18, 2005.

March 2, 2005
Page Four

9.	Please also identify the recent studies that indicated “approximately 2% of patients visiting primary care physicians in the United States and four European countries suffer from RLS symptoms severe enough to disrupt their quality of life,” and that indicated “baclofen may also be effective in treating GERD . . . .” Please also provide us with annotated copies of the third-party documentation supporting the statements you make here.

In response to the Staff’s comment, we, on behalf of XenoPort, provided marked copies of the requested supplemental materials with our letter to Ms. Brandon dated February 18, 2005.

Risks Related to Our Business, page 3

10.	Please revise this discussion so that it is in a bullet-point format.

In response to the Staff’s comment, XenoPort has revised the discussion in the “Risks Related to Our Business” section on page 3 of the prospectus.

Risk Factors, page 7

11.	We note your disclosure in the introductory paragraph of this section where you state, “The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business.” These sentences suggest that not all known risks or uncertainties are described in this section. Please amend your disclosure to state that all material risks are described in the risk factors section, and ensure that the statement is true.

In response to the Staff’s comment, XenoPort has deleted the sentences referenced above from the introductory paragraph on page 7 of the prospectus.

“We have incurred operating losses since inception and expect to continue to incur . . . .” page 7

12.	We note the disclosure in Note 1 to the Financial Statements that the financial statements have been prepared assuming that the company will continue as a going concern. Please include as a separate stand alone risk factor your certified accountant’s disclosure regarding their substantial doubt about your ability to continue as a going concern.

XenoPort respectfully advises the Staff that XenoPort’s financial statements do not include any disclosure by XenoPort’s independent registered public accounting firm as to its substantial doubt about XenoPort’s ability to continue as a going concern. XenoPort has removed the first sentence of the paragraph “Need to Raise Additional Capital” in Note 1 on page F-17 of the prospectus. The disclosure in Note 1 also provides that existing financial resources should enable XenoPort to fund its planned operations through the first half of 2006. XenoPort has added this disclosure to the risk factor “We will need substantial additional funding...” on page 9 of the prospectus. In addition, XenoPort supplementally advises the Staff that the independent registered public accounting firm’s audit report on the 2004 financial statements is unqualified and does not include any explanatory language related to a going concern uncertainty. For the reasons set forth above, the requested risk factor has not been added.

March 2, 2005
Page Five

13.	You state that you expect to incur significant and increasing operating expenses associated with the establishment of a North American specialty sales force and increased manufacturing in the future, as well as for your research and development programs. Here, and in more detail in MD&A, please further discuss and quantify the expenses you expect to incur. In MD&A, you should also discuss the projected timing of establishing your North American specialty sales force as well as any other material expenditure. Please also indicate the timing of your establishing your North American specialty sales force in the risk factor on page 18 entitled “If we are unable to establish sales and marketing capabilities or enter into agreements . . . .”

As discussed in more detail below, XenoPort respectfully advises the Staff that it is unable to quantify the expenses that it expects to incur to establish its North American specialty sales force, to manufacture its product candidates or to conduct its research and development programs. XenoPort has added disclosure to pages 7 and 35 of the prospectus indicating it is unable to predict the timing or amount of these expenses.

XenoPort has considered the Staff’s request for disclosure regarding expenses that it expects to incur in the future related to the establishment of a North American specialty sales force. XenoPort respectfully advises the Staff that it does not yet have sufficient information to enable it to estimate these expenses. In addition, these expenditures are dependent in part on the timing and scope of any collaborative or other agreements with third parties and other risks as described in the risk factor “If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenue.” XenoPort believes that estimating these expenses at this time would be highly speculative and potentially misleading to investors since it is not currently possible to determine the basis for such estimates.

XenoPort has considered the Staff’s request for disclosure regarding expenses that it expects to incur in the future related to the manufacture of its product candidates. XenoPort respectfully advises the Staff that it does not yet have sufficient information with respect to the commercial scale manufacture of its product candidates to enable it to estimate its future manufacturing expenses. In addition, these expenditures are dependent in part on the timing and scope of any collaborative or other agreements with third parties and are subject to significant change as a result of the various risks associated with manufacturing drugs. These risks are described in the risk factors: “If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed;” “If we are required to obtain alternate third-party manufacturers, it could delay or prevent the clinical development and commercialization of our product candidates;” and “Use of third-party manufacturers may increase the risk that we will not have adequate supplies of our product candidates.” XenoPort believes that estimating these expenses at this time would

March 2, 2005
Page Six

be highly speculative and potentially misleading to investors since it is not currently possible to determine the basis for such estimates.

XenoPort has considered the Staff’s request for disclosure regarding expenses that it expects to incur to conduct its research and development programs. XenoPort respectfully advises the Staff that, since these expenditures are dependent in part on the timing and scope of any collaborative or other agreements with third parties and may change as a result of uncertainties regarding clinical trials, XenoPort is unable to estimate these expenses. These uncertainties are described in the risk factors: “If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates;” “Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business;” “We expect to depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us;” “If we do not establish collaborations for XP13512 and XP19986, we will have to alter our development and commercialization plans;” and “We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.” XenoPort believes that estimating these expenses would be highly speculative and potentially misleading to investors since it is not currently possible to determine the basis for such estimates.

XenoPort has considered the Staff’s request for disclosure regarding the projected timing of establishing its North American specialty sales force and respectfully advises the Staff that since the establishment of its North American specialty sales force is dependent on the progress of its clinical trials, the timing and scope of any collaborative or other agreements with third parties, the scope of any regulatory approvals and the ability to commercialize its product candidates, it is currently unable to estimate the timing due to the numerous risks and uncertainties associated with developing its product candidates. XenoPort believes that any estimates of amount or timing would be highly speculative and potentially misleading to investors since it is not currently possible to determine the basis for such estimates.

We will need substantial additional funding and may be unable to raise capital . . . .” page 8

14.	We note your disclosure that you expect your existing capital resources and net proceeds from the offering will enable you to maintain currently planned operations through the first half of 2007. Please indicate how long you expect your existing capital resources without proceeds from the offering will be sufficient to conduct your operations.

March 2, 2005
Page Seven

In response to the Staff’s comment, XenoPort has added the requested information to page 9 of the prospectus.

“We rely on third parties to conduct our clinical trials. If these third parties do . . .” page 10

15.	You indicate that you rely on third parties to conduct your clinical trials. Please identify the third parties that you substantially rely on for conducting your clinical trials. In addition, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to your document.

XenoPort has numerous agreements with third parties that provide services to XenoPort in connection with XenoPort’s clinical trials, including agreements with contract research organizations that provide project management and monitoring services, document translation companies, data management and analysis companies, meeting planners, regulatory consultants and investigative sites. XenoPort respectfully submits that it does not believe that it is substantially dependent on any one of these third-party service providers because all of them provide services that are currently available from a number of other service providers without a material disruption to XenoPort’s business. In response to the Staff’s comment, XenoPort has revised its disclosure on page 10 of the prospectus to indicate that it has entered into agreements with these third parties.

XenoPort respectfully submits that, consistent with the Commission’s requirements, XenoPort has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. XenoPort respectfully submits that it is not appropriate or required under applicable rules for it to disclose the material terms of the agreements described in comment 15 in the Business section or file these agreements as exhibits. None of the agreements is itself material, and disclosure of the terms of these agreements would not provide material information to investors. All of these agreements are “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted” by XenoPort and other pharmaceutical and biopharmaceutical companies of similar size conducting clinical trials. None of these agreements falls within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring XenoPort to publicly file these agreements as exhibits per Item 601(b)(10) of Regulation S-K. Further, XenoPort submits that the general disclosure of these agreements in the prospectus is provided not because XenoPort believes the agreements are material, but in the interest of full disclosure so investors are aware that XenoPort has entered into such agreements and does not independently conduct all clinical trial activities.

16.	In addition, if you have experienced delays or other difficulties due to a clinical research organization’s ability to perform, please describe the situation and actual or expected consequences.

March 2, 2005
Page Eight

XenoPort respectfully advises the Staff that it has not experienced delays or other difficulties due to a clinical research organization’s ability to perform.

“If some or all of our patents expire, are invalidated or are unenforceable, or if . . . .” page 11

17.	We note your disclosure in the risk factor on page 20 under the subheading entitled, “Off-label sale or use of generic gabapentin products . . . .” that the composition of matter patents relating to gabapentin have expired. Please provide similar disclosure in this risk factor.

In response to the Staff’s comment, XenoPort has added the requested disclosure to pages 11 and 12 of the prospectus.

“Use of third-party manufacturers may increase the risk that we will not have . . . .” page 14

18.	Please indicate which of your third-party manufacturers and formulators of your products are located outside of the United States. Please also discuss any impact such third party’s foreign location has had on your operations in the past, if material.

In response to the Staff’s comment, XenoPort has added the requested disclosure to page 15 of the prospectus. XenoPort respectfully advises the Staff that, to date, the third parties’ foreign locations have not had a material impact on its operations.

“Safety issues with the parent drugs or other components of our product . . . .” page 15

19.	Please revise this risk factor to include discussion that the FDA may require more elaborate and expensive trials than would be required for trials not utilizing already approved FDA drugs. In addition, in an appropriate location in your document, provide a discussion of the FDA’s requirements for such studies in cases where the active ingredients in a product have already received FDA approval.

XenoPort respectfully advises the Staff that it is contemplating a 505(b)(1) development program for its Transported Prodrug product candidates, which is the most extensive of the three development paths that can be utilized for regulatory approval. Accordingly, XenoPort submits that, while it is always possible that the FDA may require unanticipated additional clinical trials, XenoPort does not currently believe that the FDA will require clinical trials beyond those currently planned for its clinical development program and described in the prospectus. As a result, XenoPort has not added supplemental disclosure to this risk factor. However, in response to the Staff’s comment, XenoPort has expanded its disclosure on pages 63 and 64 of the prospectus to include a discussion of the three general development paths for regulatory approval, two of which are available for its Transported Prodrug product candidates, and its

March 2, 2005
Page Nine

current intentions regarding clinical trials required for regulatory approval of its product candidates.

“We expect to depend on collaborative arrangements to complete the . . . .” page 17

20.	Please identify any collaborators you currently have an agreement with to develop any of your programs in this risk factor. For example, we note you have disclosed in your Management’s Discussion and Analysis section your agreement with ALZA Corporation. If this arrangement is material to you, please describe the material terms of the agreement in the Business section and also file the agreement as an exhibit to your registration statement.

XenoPort advises the Staff that currently it does not have any agreements with collaborators in connection with any of its current clinical programs. With respect to ALZA Corporation, please see XenoPort’s response to comment number 26 below.

“If we do not establish collaborations for XP13512 and XP19986, we will have to . . . .” page 17

21.	Please indicate when you expect to enter into collaborations for each of the products referenced in this risk factor.

Collaborations with leading pharmaceutical and biotechnology companies involve significant competition, complex negotiations and complex financial and other terms that impact the appropriate stage of a product candidate’s development at which to enter into a corporate collaboration. In addition, such collaborations are time consuming to execute. Because of these risks and uncertainties, XenoPort respectfully submits that it is unable to predict when it expects to consummate collaborations for XP13512 and XP19986. In response to the Staff’s comment, XenoPort has added disclosure to page 18 of the prospectus indicating it is unable to predict the timing of these collaborations.

“If we fail to attract and keep senior management and key scientific personnel, we . . . .” page 20

22.	Please name the key management, clinical and scientific personnel you mention here.

In response to the Staff’s comment, XenoPort has added disclosure to page 21 of the prospectus.

23.	If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced.

XenoPort advises the Staff that it has not had problems attracting or retaining qualified employees.

March 2, 2005
Page Ten

“We will need to hire additional employees in order to continue our clinical trials . . . .” page 21

24.	To the extent known, please disclose the projected time frame of your hiring the additional employees.

XenoPort respectfully submits that the projected time frame of the hiring of the additional employees referenced in the risk factor is unknown because it is dependent on the timing of commercialization of its product candidates. As previously stated, because of the numerous risks and uncertainties associated with drug development, XenoPort is unable to predict when, if ever, it will commercialize its product candidates. As a result, XenoPort is unable to project the time frame of the hiring of the additional employees. XenoPort has revised its disclosure on page 21 of the prospectus to indicate its inability to project such timing.

“Our stock price may be extremely volatile, and your investment in our common . . . .” page 22

25.	We note your disclosure that your operating results are likely to fluctuate significantly from quarter to quarter and year to year. Please consider adding as a stand alone risk factor the risks and consequences of this fluctuation and its effect on your financial condition. In your discussion, please also indicate the specific reasons you expect the fluctuations.

In response to the Staff’s comment, XenoPort has added a stand-alone risk factor to page 24 of the prospectus.

Management’s Discussion and Analysis, page 34

Overview, page 34

26.	We note your disclosure concerning your agreement with ALZA Corporation and that ALZA made an upfront, non-refundable cash payment upon initiation of the collaboration and is providing annual research funding on a full-time equivalent employee basis. Please revise to include the aggregate amount that you have received to date from ALZA and how much you may be entitled to receive in the future under the agreement. You should also file the agreement with ALZA as an exhibit to your registration statement.

In response to the Staff’s comment, XenoPort has revised the disclosure on page 36 of the prospectus to disclose the aggregate amount of revenue that XenoPort had recognized from its agreement with ALZA Corporation as of December 31, 2004. XenoPort advises the Staff that it will receive additional research funding under the collaboration in the first quarter of 2005, after which it will receive additional amounts only if ALZA exercises its option to develop the product candidate produced by the collaboration. Disclosure regarding the types of payments XenoPort will be eligible to receive if ALZA exercises its option and continues to develop the

March 2, 2005
Page Eleven

product candidate is included in the text on page 36 of the prospectus. XenoPort respectfully submits that it is unable to estimate how much it may be entitled to receive in the future under the agreement due to the numerous risks and uncertainties associated with developing product candidates. XenoPort has added disclosure on page 36 of the prospectus to highlight the uncertainties associated with these potential future payments.

XenoPort respectfully submits that, consistent with the Commission’s requirements, XenoPort has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. XenoPort respectfully advises the Staff that the ALZA agreement represents a collaboration agreement that was “made in the ordinary course of business,” is of the type “such as ordinarily accompanies the kind of business conducted” by XenoPort and does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K. Thus, XenoPort believes that the ALZA agreement is not required to be filed as an exhibit per Item 601(b)(10) of Regulation S-K. Further, XenoPort submits that the ALZA agreement is described in MD&A and the Business section not because XenoPort believes that the agreement is material, but in the interest of full disclosure so investors are aware that XenoPort has collaborated with ALZA. In addition to representing an agreement made in the ordinary course of business, XenoPort believes that the ALZA agreement is not material to XenoPort’s business as a whole because: (1) the research portion of the collaboration is concluding in March of this year; (2) the collaboration does not cover any of XenoPort’s current product candidates (i.e., XP13512, XP19986 or XP20925); and (3) the potential future milestone payments and royalties to XenoPort are not currently material to XenoPort investors.

27.	We also note your disclosure concerning your agreement with Pfizer. Please revise to include the aggregate amount that you have received to date from Pfizer and how much you may be entitled to receive under the agreement. In addition, in your Business section, please describe all the material terms of this agreement, including all rights and obligations of both parties under the agreement and revenue or expense sharing provisions. Please also file the agreement as an exhibit to your registration statement.

In response to the Staff’s comment, XenoPort has revised the disclosure on page 36 of the prospectus to disclose the aggregate amount of revenue XenoPort had recognized from its agreement with Pfizer Inc as of December 31, 2004.

XenoPort believes that the Pfizer agreement is not material to XenoPort’s business because: (1) the quarterly research payments by Pfizer (which support a number of full-time equivalent employees) are not expected to cover a material portion of XenoPort’s overall research and development expenditures during the term of the agreement; and (2) the subject of the collaboration is the development of technologies, not product candidates. As a result, XenoPort has not further described the Pfizer agreement in the Business section because XenoPort does not believe any of the terms of the agreement are currently material to investors.

March 2, 2005
Page Twelve

XenoPort respectfully submits that, consistent with the Commission’s requirements, XenoPort has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. XenoPort respectfully advises the Staff that the Pfizer agreement represents a collaboration agreement that was “made in the ordinary course of business,” is of the type “such as ordinarily accompanies the kind of business conducted” by XenoPort and does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K. Thus, XenoPort believes that the Pfizer agreement is not required to be filed as an exhibit per Item 601(b)(10) of Regulation S-K. Further, XenoPort submits that the Pfizer agreement is described in MD&A and the Business section not because XenoPort believes that the agreement is material, but in the interest of full disclosure so investors are aware that XenoPort has collaborated with Pfizer.

Research and Development, page 37

28.	Please expand the line item “other” in the table to provide additional line item amounts for each category described in Note 1 to the table.

XenoPort respectfully advises the Staff’s that it does not track expenses at the level of the categories described in Note 1 to the table on page 40 of the prospectus and only allocates direct, third-party research and development expenses by project when the project reaches the stage of clinical development. XenoPort included the line item “Other” in the table to allow the reader to reconcile the disclosure in the table to the “Research and development” line item in XenoPort’s financial statements provided elsewhere in the prospectus and understand the other elements of its research and development expenses.

Years Ended December 31, 2003, 2002 and 2001

29.	We note your disclosure on page 40 that revenues in 2001 consisted of grant revenue from the ATP grant as well $100,000 related to a feasibility agreement with a third party. Please identify the third party and briefly indicate the purpose of the feasibility agreement and the reasons you entered into this agreement.

XenoPort respectfully advises the Staff that information for the year ended 2001 has been deleted from the prospectus. XenoPort supplementally advises the Staff that ALZA was the third party to the feasibility agreement. XenoPort entered into the feasibility agreement to provide ALZA with a demonstration of the utility of its technology applied to a specific compound.

Liquidity and Capital Resources, page 42

30.	We note your disclosure on page 27 under the heading “Dividend Policy” that you are prohibited from paying dividends not solely in connection with your common stock by covenants contained in your loan agreements with GATX Ventures and Transamerica Technology. If material, please describe the material terms of these loans in this section,

March 2, 2005
Page Thirteen

including dates of the loans, interest rates, maturity dates, and the amounts outstanding as of a recent date. You should also file the agreements as exhibits to your document.

XenoPort respectfully submits that, consistent with the Commission’s requirements, XenoPort has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. XenoPort respectfully advises the Staff that the loan agreements with GATX Ventures, Inc. and Transamerica Technology Finance Corporation were “made in the ordinary course of business,” are of the type “such as ordinarily accompanies the kind of business conducted” by XenoPort, are not material to XenoPort or its financial position and do not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K. Thus, XenoPort believes that these agreements are not required to be filed as exhibits per Item 601(b)(10) of Regulation S-K, and additional disclosure regarding the terms of these loan agreements is not required in this section.

Quantitative and Qualitative Disclosures About Market Risk, page 44

31.	We note your disclosure that you contract for the conduct of certain manufacturing activities with a contract manufacturer in Europe. Please quantify the amount of your contracting activities completed with this manufacturer.

In response to the Staff’s comment, XenoPort has added disclosure to page 45 of the prospectus.

Business, page 45

32.	Throughout this Business section, you reference several industry sources and various statistics and other figures. Please provide us with any copies of all sources cited. Please note that copies delivered should be marked to highlight the relevant information.

In response to the Staff’s comment, we, on behalf of XenoPort, provided marked copies of the requested supplemental materials with our letter to Ms. Brandon dated February 18, 2005. The documentation delivered was marked to highlight the relevant information.

Manufacturing, page 58

33.	We note the reference to several agreements in this section, including your manufacturing services and product supply agreement with Lonza; a supply agreement with Cardinal Health; and a supply agreement with Heumann. Since it appears you are substantially dependent on these agreements for the manufacture and supply of some of your products, please file these agreements as exhibits to your registration statement. Please also revise to include any termination provisions, renewal provisions and purchase commitments, if any, for each agreement.

March 2, 2005
Page Fourteen

XenoPort respectfully submits that, consistent with the Commission’s requirements, XenoPort has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. XenoPort respectfully submits that it is not required to file its agreements with Lonza, Cardinal Health and Heumann as exhibits. Each of these agreements was “made in the ordinary course of business,” is of the type “such as ordinarily accompanies the kind of business conducted” by XenoPort and does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K. XenoPort recognizes that Item 601(b)(10)(ii)(B) of Regulation S-K requires that registrants file “any contract on which the registrant’s business is substantially dependent,” including “continuing contracts” to purchase a major part of the registrant’s requirements of goods or raw materials. XenoPort respectfully submits that it is not substantially dependent on any one of these agreements and that none of these agreements contains any current purchase requirements or supply obligations that constitute a major part of the registrant’s requirements.

Further, XenoPort advises the Staff that there is no formal agreement between Heumann and XenoPort. Rather, XenoPort and Heumann conduct transactions through purchase orders. Additionally, XenoPort has identified potential alternative suppliers for an intermediate from which R-baclofen could be synthesized in the event Heumann determines not to sell R-baclofen to it.

In response to the Staff’s comments, XenoPort has revised its disclosure on page 60 of the prospectus to further describe XenoPort’s past purchase requirements under the Lonza agreement. Supplementally, XenoPort advises the Staff that there are no current purchase requirements under the Lonza agreement. In addition, in response to the Staff’s comment, XenoPort has revised its disclosure on page 60 of the prospectus to include the termination provisions for the Lonza and Cardinal Health agreements. XenoPort respectfully advises the Staff that there are no renewal provisions and there are no purchase requirements in the Cardinal Health agreement.

Management, page 65

34.	Please revise this section to include the business experience of Paul Goddard from 2000 to present date. If he retired after his tenure at Elan Pharmaceutical, please so state. We also note that you have hired Dr. Goddard as a consultant. Please revise his business experience to reflect this information.

In response to the Staff’s comment, XenoPort has revised its disclosure on page 67 of the prospectus to include Dr. Goddard’s business experience since 2000 and to disclose Dr. Goddard’s past consulting relationship with XenoPort. XenoPort respectfully advises the Staff that the consulting agreement between Dr. Goddard and XenoPort has been terminated and is not required to be filed as an exhibit per Item 601(b)(10) of Regulation S-K. In addition, XenoPort respectfully advises the Staff that the promissory notes issued by Drs. Barrett,

March 2, 2005
Page Fifteen

Gallop and Dower have been repaid in their entirety and there are no continuing obligations. As a result, XenoPort has deleted the form of promissory note as an exhibit.

Employment Agreements, page 72

35.	Please briefly describe any restrictive covenants, including the non-disclosure and non-competition obligations contained in each of the employment agreements described in this section.

In response to the Staff’s comment, XenoPort has expanded its disclosure on pages 74 and 75 of the prospectus to include a description of the non-solicitation obligations under the terms of the employment agreements. There are no other restrictive covenants in the employment agreements.

Certain Relationships and Related Transactions, page 82

36.	In an appropriate place in the section entitled “Management,” please provide the material terms of the consulting agreement you have with Dr. Goddard. Please also file the agreement as an exhibit.

Please see XenoPort’s response to comment number 34 above.

Description of Capital Stock, page 88

Common Stock, page 88

37.	Please state the expiration date of the options, and state whether the expiration date may be extended and, if so, how.

In response to the Staff’s comment, XenoPort has added disclosure to page 90 of the prospectus.

March 2, 2005
Page Sixteen

Underwriting, page 75

38.	Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

XenoPort respectfully advises the Staff that it does not intend to offer a directed share program in connection with this offering.

39.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

XenoPort respectfully advises the Staff that the lead underwriters do not have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com). While Morgan Stanley has contracted with this service provider to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus on the Internet. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the website. Yahoo! Inc. has informed the underwriters that it conducts Internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

March 2, 2005
Page Seventeen

40.	If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchasers. Provide us copies of all electronic communications including the proposed web pages.

XenoPort respectfully advises the Staff that the lead underwriters have informed it that they do not intend to engage in any electronic offer, sale or distribution of the securities, other than the possible electronic delivery of a printable Adobe PDF of the prospectus, which form of prospectus will not differ in any way from the printed prospectus. One or more members of the underwriting syndicate may make the prospectus in electronic format available on the websites maintained by such underwriter(s), but at this time, the lead underwriters do not know which, if any, members of the syndicate may place a prospectus on their websites or how they might chose to do so. If XenoPort becomes aware of any members of the underwriting syndicate that may engage in any electronic offers, sales or distributions, it will promptly supplement this response to identify those members and provide a description of their procedures. In addition, XenoPort respectfully advises the Staff that the lead underwriters have informed it that they do not anticipate the participation of any e-brokers in the syndicate for this offering.

41.	Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

XenoPort respectfully advises the Staff that, other than as described in the responses to comments number 39 and 40 above, neither XenoPort nor the underwriters have any intent to use any other form of prospectus other than printed prospectuses. In response to the Staff’s comment, XenoPort has expanded its disclosure on page 101 of the prospectus to disclose the forms of prospectus that it intends to use.

Notes to Financial Statements, page F-16

2. Collaboration Revenue, page F-24

42.	Please disclose the amount of expenses related to collaboration agreements for each period presented as required by paragraph 14.b. of FAS 68.

In response to the Staff’s comment, XenoPort has added disclosure to page F-24 of the prospectus.

8. Stockholders’ Deficit, page F-31

March 2, 2005
Page Eighteen

43.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since December 31, 2003 through the date of your response. Please provide the following information separately for each equity issuance:

a)	The date of the transaction,

b)	The number of options granted or shares issued,

c)	The exercise price or per share amount paid,

d)	Management’s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,

e)	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,

f)	The identity of the recipient, indicating if the recipient was a related party,

g)	Nature and terms of concurrent transactions,

h)	The amount of any compensation or interest expense element,

i)	Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and,

j)	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Please also provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters.

We, on behalf of XenoPort, discussed this comment with Ms. Ino on March 1, 2005. Based on this conversation, XenoPort has added disclosure to pages 38 and 39 of the prospectus.

Exhibits

44.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

XenoPort acknowledges the Staff’s comment. We hereby supplementally provide the Staff with a copy of the legal opinion XenoPort intends to file as an exhibit to the Registration Statement.

March 2, 2005
Page Nineteen

     Please do not hesitate to call me at (650) 843-5730 or Suzanne Sawochka Hooper at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kathryn Walker Hall

Kathryn Walker Hall

cc:	Ronald Barrett, Ph.D. (XenoPort, Inc.)
William Rieflin (XenoPort, Inc.)
William Harris (XenoPort, Inc.)
Suzanne Sawochka Hooper, Esq. (Cooley Godward LLP)
Bruce Dallas, Esq. (Davis Polk & Wardwell)